FIRST AMENDMENT TO
ASSET PURCHASE AGREEMENT

        THIS FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT (this “First Amendment”) is made and entered into as of September 17, 2004 by and between CHURCHILL DOWNS INCORPORATED, on behalf of a wholly owned subsidiary to be formed (“Buyer”), FAIR GROUNDS CORPORATION, a Louisiana corporation and debtor-in-possession (“Seller”), and for the sole purpose of the provisions set forth in Section 5, CHURCHILL DOWNS INCORPORATED, a Kentucky corporation (“Churchill”).

RECITALS

        A.   Buyer, Seller and Churchill entered into an Asset Purchase Agreement on August 31, 2004 (the “Purchase Agreement”), and desire to amend the Purchase Agreement as set forth herein.

        B.   In connection with the State Court Case, Seller has filed an appeal and filed the Annulment Action.

        C.   On August 6, 2004 the LHBPA and Seller entered into a “Settlement Agreement Between Fair Grounds Corporation and Louisiana Horsemen’s Benevolent and Protective Association 1993, Inc.” (the “Settlement Agreement”) which was approved by the Bankruptcy Court in open court on August 27, 2004 and by order signed August 31, 2004.

        D.   The LHBPA and Churchill entered into a letter agreement dated August 31, 2004 (the “Letter Agreement”) concerning certain obligations of Churchill to the LHBPA, some of which are intended to survive the Closing.

        E.   This First Amendment, among other things, is intended to clarify certain matters in the Purchase Agreement related to by the Settlement Agreement and the Letter Agreement.

        NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

        1.   Defined Terms.  Capitalized terms not otherwise defined herein shall have the meanings set forth in the Purchase Agreement.

        2.   Amendments.

              A.   Section 1, “Assumed Contracts” of the Purchase Agreement is amended to read in its entirety as follows:

              “Assumed Contracts” shall mean any written contract, agreement, real or personal property lease, commitment, understanding or instrument that relates to the Business or the Acquired Assets and which is specifically listed on Schedule 1 attached hereto. Buyer may modify Schedule 1 from time to time prior to Closing at Buyer’s discretion. Notwithstanding the foregoing in no event may Assumed Contracts include any contract, agreement, real or personal property lease, commitment, understanding or instrument included in Excluded Assets.

              B.   Section 1, “Excluded Assets”, of the Purchase Agreement is amended to read in its entirety as follows:

              “Excluded Assets” means Seller’s (a) corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates, and other documents relating to the organization, maintenance, and existence of Seller as a corporation, (b) rights under this Agreement, (c) Cash and accounts receivable (other than Cash held by Seller on account of or for another party, including without limitation amounts due to horsemen for purses, stakes or awards, and the accounts receivable and proceeds thereof due from Finish Line Management Corp.), (d) interest in the State Claim, (e) non-assignable Permits, (f) the Annulment Action and any and all causes of action arising out of facts alleged or proven in the Annulment Action or as a result of the annulment or reversal of the Judgment or the decision of the Louisiana Supreme Court in the State Court Case, and any of Seller’s rights in the appeal of the State Court Case, and (g) those certain Assets set forth on Schedule 3 attached hereto.

              C.   Section 1, “Knowledge” of the Purchase Agreement is amended to read in its entirety as follows:

              “Knowledge” an individual will be deemed to have “Knowledge” of a particular fact or other matter if:

                          (a)   such individual is actually aware of such fact or other matter; or

                          (b)   a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.

              Seller will be deemed to have “Knowledge” of a particular fact or other matter if any living individual who is serving, or who has since 1994 served, as a director or officer of Seller (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter. Buyer will be deemed to have Knowledge of a particular fact or other matter if any individual who was serving as a director or officer of Buyer (or in any similar capacity) as of August 31, 2004, had Knowledge of such fact or other matter.

              D.     Section 2(h)(i) of the Purchase Agreement is amended to read in its entirety as follows:

              On the Closing Date Seller shall assign to Buyer the Assumed Contracts with assumption and assignment of such Assumed Contracts having first been authorized and approved by the Bankruptcy Court pursuant to the Confirmation Order pursuant to §365 of the Bankruptcy Code. The Assumed Contracts will be set forth on Schedule 1 and identified thereon by the date of the Assumed Contracts (if available), the other party to the contract or lease and the address of such party. Schedule 1 shall also set forth the amounts necessary to cure defaults under each of such Assumed Contracts as determined by Seller based on Seller’s books and records, which amounts are to be paid by Seller to the appropriate party to the Assumed Contract at or before the Closing (each such amount, an “Expected Cure Amount”). Buyer, in its discretion, may amend Schedule 1 (by delivery of a written notice to Seller) between the date hereof and the Closing to remove any Assumed Contract and/or to add any contract, agreement, lease, commitment, understanding or instrument which Buyer desires to constitute an Assumed Contract and which is not included in Excluded Assets (each contract, agreement, lease, commitment, understanding or instrument added to the list of Assumed Contracts, an “Additional Assumed Contract”).

              E.   Section 2(j) of the Purchase Agreement is amended to read in its entirety as follows:

              Interest in and Control of the State Claim.  The State Claim is included within the Excluded Assets. Seller shall retain full and complete control of the State Claim, including without limitation the litigation of the State Claim, the retention of counsel to pursue the State Claim, the settlement of the State Claim and any other matter relating to the State Claim, all of which shall be conducted at the sole cost, risk and expense of Seller. Buyer hereby grants Seller full power and authority to take any action with respect to the State Claim without the consent of Buyer. Buyer agrees and acknowledges that Seller owes Buyer no duty or obligation of any kind in connection with the State Claim and/or Seller’s exercise of control over the State Claim. Seller may dismiss the State Claim with or without prejudice for any reason without the consent of Buyer, and Buyer acknowledges and agrees that in such event it will have no claim of any kind whatsoever against Seller. Seller represents and warrants that no attorney or other party (other than the LHBPA) has any interest of any kind in the State Claim other than claims and lien rights pertaining to legal fees.

              F.   Section 3(u) of the Purchase Agreement is amended to read in its entirety as follows:

              Disclosure.   No representation or warranty of Seller in this Agreement and no statement contained in any certificate or other instrument furnished or to be furnished to Buyer hereunder contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading. Promptly after becoming aware of the same, Seller shall supplement or amend the Disclosure Letter with respect to any matter hereafter arising which, if existing, occurring or known by them at the date of this Agreement would have been required to be set forth or described in the Disclosure Letter and shall provide prompt written notice to Buyer regarding the same. In the event Seller makes such a supplemental disclosure, Buyer shall be entitled to review the facts pertaining thereto and may terminate this Agreement (if, as of the date of this Agreement, Buyer did not have Knowledge of such matter) by so notifying Seller within ten (10) Business Days (but in no event after the Confirmation Date) after receipt of such supplemental disclosure and, if Buyer so elects, Buyer shall be entitled to the return of its Deposit plus all accrued interest thereon.

              G.   Section 6(a) of the Purchase Agreement is amended to read in its entirety as follows:

              Submission for Court Approval.  As promptly as practicable after the date hereof, Seller and Buyer shall jointly prepare and Seller shall submit (i) this Agreement and (ii) the Plan of Reorganization (which will provide, among other things, for the purchase of the Acquired Assets and the assumption of the Assumed Liabilities) and shall request entry of the

Confirmation Order on or before October 1, 2004. Buyer shall cooperate with Seller in obtaining entry of the Confirmation Order, and Seller shall use its reasonable best efforts to obtain entry of the Confirmation Order and shall deliver to Buyer copies of pleadings, motions, notices, statements, schedules, applications, reports and other papers to be filed with the Bankruptcy Court relating to the process of the confirmation of the Plan of Reorganization.

              H.   Section 6(i) of the Purchase Agreement is deleted in its entirety.

              I.     Section 8(a)(i) and (ii) of the Purchase Agreement are amended to read in their entirety as follows:

(i)	Prior to the Confirmation Date this Agreement may be terminated by written consent of Seller and Buyer.

(ii) If any of the conditions set forth in §7(a)(i) or §7(b)(i) have not been met on or before October 5, 2004, this Agreement will automatically terminate without further action by either Buyer or Seller unless otherwise agreed by Buyer and Seller.

              J.   Section 10(j) of the Purchase Agreement is amended to read in its entirety as follows:

              Amendments and Waiver.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Seller, and approved by the LHBPA. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

        3.   Ratification.  Buyer and Seller hereby reaffirm and ratify the Purchase Agreement, as amended by this First Amendment.

        4.   Governing Law.  This First Amendment shall be governed by the laws of Louisiana.

        5.   Churchill Consent.  Churchill hereby consents to this First Amendment and reaffirms and ratifies Section 11 of the Purchase Agreement.

        6.   Counterparts.  This First Amendment may be executed in counterparts.

               IN WITNESS WHEREOF, the parties have executed this First Amendment as of the date first written above.

CHURCHILL DOWNS INCORPORATED, on behalf of a wholly owned subsidiary to be formed

By: /s/ Michael E. Miller

Title: EVP/CFO

FAIR GROUNDS CORPORATION

By: /s/ Bryan G. Krantz

Title: President

CHURCHILL DOWNS INCORPORATED

By: /s/ Michael E. Miller

Title: EVP/CFO

15156171.0

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